UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

Mastech Digital, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

57633B100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 57633B100	13G	Page 2 of 6

1.	NAMES OF REPORTING PERSONS Sunil Wadhwani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,173,316 (1)
	6.	SHARED VOTING POWER 86,664(2)
	7.	SOLE DISPOSITIVE POWER 1,476,648(3)
	8.	SHARED DISPOSITIVE POWER 86,664(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,476,648
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%(3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of 857,144 shares of Common Stock held by The Revocable Declaration of Trust of Sunil Wadhwani. Also consists of 316,172 shares of Common Stock owned directly by Mr. Wadhwani.
(2)

Consists of 86,664 shares of Common Stock held by two family trusts, of which the Reporting Person is a non-controlling, co-trustee. The Reporting Person disclaims beneficial ownership of such shares, and this Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of these securities.

(3)

Consists of 303,332 shares of Common Stock owned by a family limited partnership for which the Reporting Person is a majority-in-interest general partner. Also consists of the shares referenced in note (1) above.

(4)	Based on 11,617,709 shares of Common Stock outstanding as of October 31, 2022.

CUSIP NO. 57633B100	13G	Page 3 of 6

Item 1.

(a)	Name of Issuer: Mastech Digital, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 1305 Cherrington Parkway, Suite 400 Moon Township, PA 15108
Item 2.
(a)	Name of Person Filing: Sunil Wadhwani

(b)	Address of Principal Business Office or, if None, Residence: 1305 Cherrington Parkway, Suite 400 Moon Township, PA 15108

(c)	Citizenship : United States

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

(e)	CUSIP Number: 57633B100

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP NO. 57633B100	13G	Page 4 of 6

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

1,476,648

(b)	Percent of Class:

12.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	1,173,316

(ii)	shared power to vote or to direct the vote:	86,664

(iii)	sole power to dispose or to direct the disposition of:	1,476,648

(iv)	shared power to dispose or to direct the disposition of:	86,664

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP NO. 00688A 106	13G	Page 5 of 6

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

[The remainder of this page intentionally left blank.]

CUSIP NO. 57633B100	13G	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2023

/s/ Sunil Wadhwani

Sunil Wadhwani